Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Geokinetics Inc.

We consent to the inclusion in this Amendment No. 1 to the Registration Statement on Form   S-1 of Geokinetics Inc. of our report dated April 29, 2005 (except as to note 12, which is at November 2, 2005), with respect to the consolidated balance sheets of Trace Energy Services Ltd. as of December 31, 2004 and 2003, and the related consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2004 included in this Registration Statement on Amendment No. 1 to Form S-1 of Geokinetics Inc., dated April 27, 2007 and to the reference to our firm under the heading “Experts” in such Registration Statement.

Chartered Accountants

Calgary, Canada

April 27, 2007